UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 16 )*

UNITED AMERICAN HEALTHCARE CORP

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

90934C105

(CUSIP Number)

Eric M. Fogel, Esq.,  Lathrop & Gage LLP  100 N. Riverside Plaza, Suite 2100  Chicago,  Illinois  60606  Phone : (312) 920-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fife John M.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
9,732,304 *

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
9,732,304 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,732,304 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.20 **%

14	TYPE OF REPORTING PERSON
IN

* This amount consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010, (iii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, (iv) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert a convertible promissory note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011, and (v) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons.

** Based on 18,292,766 outstanding shares as of June 25, 2013. This amount consists of (i) 11,817,766 outstanding shares as of May 13, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 22, 2013, (ii) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons, and (iii) 875,000 shares issued to The Dove Foundation on June 25, 2013.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Fife Trading, Inc. 36-4151891

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
8,663,745 *

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
8,663,745 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,663,745 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.36 **%

14	TYPE OF REPORTING PERSON
CO

* This amount consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, (iii) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert a convertible promissory note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011, and (iv) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons. Fife Trading, Inc. is a Manager of St. George Investments, LLC.

** Based on 18,292,766 outstanding shares as of June 25, 2013. This amount consists of (i) 11,817,766 outstanding shares as of May 13, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 22, 2013, (ii) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons, and (iii) 875,000 shares issued to The Dove Foundation on June 25, 2013.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
St. George Investments, LLC 26-1868357

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
8,663,745 *

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
8,663,745 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,663,745 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.36 **%

14	TYPE OF REPORTING PERSON
CO

* This amount consists of (i) 278,936 shares previously owned by reporting person St. George Investments, LLC, as disclosed in the Schedule 13D, Amendment No. 7 filed by the reporting persons on June 8, 2010, (ii) 774,151 shares purchased by St. George Investments, LLC on June 24, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, (iii) 2,010,658 shares issued to St. George Investments, LLC on June 27, 2011, as disclosed in the Issuer’s Current Report on Form 8-K filed on June 29, 2011, in connection with the exercise by St. George Investments, LLC of its right to convert a convertible promissory note made by the Issuer in favor of St. George Investments, LLC, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 18, 2011, and (iv) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons.

** Based on 18,292,766 outstanding shares as of June 25, 2013. This amount consists of (i) 11,817,766 outstanding shares as of May 13, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 22, 2013, (ii) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons, and (iii) 875,000 shares issued to The Dove Foundation on June 25, 2013.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chicago Venture Partners, L.P. 36-4236727

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,068,559 *

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,068,559 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,068,559 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.84 **%

14	TYPE OF REPORTING PERSON
PN

* This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010.

** Based on 18,292,766 outstanding shares as of June 25, 2013. This amount consists of (i) 11,817,766 outstanding shares as of May 13, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 22, 2013, (ii) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons, and (iii) 875,000 shares issued to The Dove Foundation on June 25, 2013.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chicago Venture Management, L.L.C. 52-2102651

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,068,559 *

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,068,559 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,068,559 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.84 **%

14	TYPE OF REPORTING PERSON
CO

* This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010. Chicago Venture Management, L.L.C. is the General Partner of Chicago Venture Partners, L.P.

** Based on 18,292,766 outstanding shares as of June 25, 2013. This amount consists of (i) 11,817,766 outstanding shares as of May 13, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 22, 2013, (ii) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons, and (iii) 875,000 shares issued to The Dove Foundation on June 25, 2013.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CVM, Inc. 36-4243549

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,068,559 *

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,068,559 *

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,068,559 *

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.84 **%

14	TYPE OF REPORTING PERSON
CO

* This consists of 1,068,559 shares owned by reporting person Chicago Venture Partners, L.P., as disclosed in the Schedule 13D, Amendment No. 8 filed by the reporting persons on August 30, 2010. CVM, Inc. is the Manager of Chicago Venture Management, L.L.C., which is the General Partner of Chicago Venture Partners, L.P.

** Based on 18,292,766 outstanding shares as of June 25, 2013. This amount consists of (i) 11,817,766 outstanding shares as of May 13, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 22, 2013, (ii) 5,600,000 shares issued to St. George Investments, LLC on June 25, 2013, as disclosed in this Schedule 13D, Amendment No. 16 filed by the reporting persons, and (iii) 875,000 shares issued to The Dove Foundation on June 25, 2013.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated as follows:

The Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 24, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Common Stock”), issued by United American Healthcare Corporation (the “Issuer”), as amended by Amendment No. 15 to the Initial 13D filed on or around February 28, 2012, Amendment No. 14 to the Initial 13D filed on or around December 16, 2011, Amendment No. 13 to the Initial 13D filed on or around October 4, 2011, Amendment No. 12 to the Initial 13D filed on or around September 20, 2011, Amendment No. 11 to the Initial 13D filed on or around June 29, 2011, Amendment No. 10 to the Initial 13D filed on or around May 26, 2011, Amendment No. 9 to the Initial 13D filed on or around November 16, 2010, Amendment No. 8 to the Initial 13D filed on or around August 30, 2010, Amendment No. 7 to the Initial 13D filed on or around June 8, 2010, Amendment No. 6 to the Initial 13D filed on or around March 22, 2010, Amendment No. 5 to the Initial 13D filed on or around February 24, 2010, Amendment No. 4 to the Initial 13D filed on or around February 8, 2010, Amendment No. 3 to the Initial 13D filed on or around January 22, 2010, Amendment No. 2 to the Initial 13D filed on or around January 11, 2010, and Amendment No. 1 to the Initial 13D filed on or around December 15, 2009, is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 2.	Identity and Background

(a)	N/A

(b)	N/A

(c)	N/A

(d)	N/A

(e)	N/A

(f)	N/A

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

The consideration for the 5,600,000 shares of Common Stock issued to reporting person St. George Investments, LLC, an Illinois limited liability company (“St. George”), by the Issuer in the transaction dated June 25, 2013, and described in Item 4 is St. George’s conversion of $24,208.80 of the outstanding balance of that certain Secured Promissory Note made by the Issuer in favor of St. George dated August 14, 2012 (the “Note”).

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:
On August 14, 2012, St. George loaned $370,000 to the Issuer on the terms set forth in the Note, attached as Exhibit 4.2 to the Amendment to the Current Report on Form 8-K filed by the Issuer on August 27, 2012. St. George is an affiliate of John M. Fife, who is the Issuer’s Chairman, President and Chief Executive Officer.

The Note is convertible in whole or part, at the election of its holder, St. George, upon the occurrence of an Event of Default (as defined in the Note), including any failure by Pulse Systems, LLC (“Pulse Systems”), a wholly owned subsidiary of the Issuer, to cure a breach, continuing for a period of more than 30 days, of that certain Loan and Security Agreement dated March 31, 2009, as amended (the “Loan Agreement”), between Pulse Systems and Fifth Third Bank, an Ohio banking corporation as successor by merger with Fifth Third Bank, a Michigan banking corporation (“Fifth Third”).

The initial Loan Agreement and the First and Second Amendments thereto are attached as Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on June 24, 2010. The Third Amendment to the Loan Agreement is attached as Exhibit 4.7 to the Annual Report on Form 10-K filed by the Issuer on October 13, 2011. The Fourth Amendment to the Loan Agreement is attached as Exhibit 4.11 to the Amendment to the Current Report on Form 8-K filed by the Issuer on August 27, 2012.

On May 29, 2013, Pulse Systems reported to Fifth Third that Pulse Systems had failed to meet a financial covenant against capital expenditures in excess of $200,000 for the period between July 1, 2012, through June 20, 2013, and that such failure had continued for more than 30 days, as disclosed in the Current Report on Form 8-K filed by the Issuer on June 12, 2013. Pulse System’s failure to cure its breach, continuing for a period of more than 30 days, of the Loan Agreement thus constituted an Event of Default under the Note.

The conversion price for a conversion of the Note upon an Event of Default is stated in the Note as $0.010277667 per share, subject to reduction to any lower conversion price set forth in any convertible promissory note that is subsequently issued by the Issuer. On October 10, 2012, in exchange for a loan in the amount of $50,000 by St. George to the Issuer, the Issuer issued to St. George that certain Unsecured Promissory Note, in which the conversion price was $0.004323 per share, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2012. Therefore, the conversion price for a conversion of the Note upon an Event of Default is $0.004323 per share.

On June 25, 2013, St. George elected to convert $24,208.80 of the outstanding balance of the Note at the conversion price of $0.004323 per share, whereupon the Issuer issued 5,600,000 shares of Common Stock to St. George.

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

(j)

Item 5.	Interest in Securities of the Issuer

(a)
(a) The reporting persons may be deemed to beneficially own, in the aggregate, the numbers of shares of Common Stock reported on their respective cover pages to this Schedule 13D, Amendment No. 16 filed by the reporting persons.

(b)
(b) The reporting person has sole voting power and sole dispositive power with regard to the numbers of shares of Common Stock reported on their respective cover pages to this Schedule 13D, Amendment No. 16 filed by the reporting persons

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7.	Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 08, 2013	By:	/s/ John M. Fife
John M. Fife

St. Fife Trading, Inc.

July 08, 2013	By:	/s/ John M. Fife
President

St. George Investments, LLC

July 08, 2013	By:	/s/ John M. Fife
President

Chicago Venture Partners, L.P.

July 08, 2013	By:	/s/ John M. Fife
President

Chicago Venture Management, L.L.C.

July 08, 2013	By:	/s/ John M. Fife
President

CVM, Inc.

July 08, 2013	By:	/s/ John M. Fife
President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)